UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COLLECTORS UNIVERSE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $.001 Par Value,
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

19421R200
(CUSIP Number)

Michael J. McConnell
Chief Executive Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, California 92705
 (949) 567-1234
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,450,000	$371.39

(1)           The Transaction Valuation was calculated assuming that 1,750,000 outstanding shares of common stock, par value $.001 per share, will be purchased at the maximum tender offer price of $5.40 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,305.22

Filing Party: Collectors Universe, Inc.

Form or Registration No.: Form S-3, Registration No. 333-122129

Date Filed: January 19, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Collectors Universe, Inc. (the “Company”) to purchase up to 1,750,000 shares of its common stock, $.001 par value (including the associated preferred share purchase rights), at a price not less than $5.00 nor greater than $5.40 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated June 2, 2009 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)
The name of the subject company and issuer is Collectors Universe, Inc., a Delaware corporation.  The address of the Company’s principal executive offices is 1921 E. Alton Avenue, Santa Ana, California 92705, and its telephone number is (949) 567-1234.

(b)
The information set forth in the Offer to Purchase under the section entitled “Summary Term Sheet” and under “The Offer, Section 2, Number of Shares; Proration”, is incorporated herein by reference.  As of June 1, 2009, we had issued and outstanding approximately 9,158,343 shares of our common stock.

(c)(d)
Information about the trading market and price of the shares and dividends is set forth under ‘‘The Offer, Section 9, Price Range of Shares and Stockholders’’ of the Offer to Purchase is incorporated herein by reference.

(e)	None.
(f)
The information set forth in the Offer to Purchase under the section entitled ‘‘The Offer, Section 11, Transactions and Agreements Concerning Shares—Share Repurchases”, is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The names of the executive officers and directors of the Company are as follows:

Name	Position with the Company
Michael J. McConnell	Chief Executive Officer and Director
Joseph J. Wallace	Chief Financial Officer
David G. Hall	President, Chief Operating Officer and Director
A. Clinton Allen	Director
Deborah A. Farrington	Director
A. J. “Bert” Moyer	Director
Van D. Simmons	Director
Bruce A. Stevens	Director

The address of the Company and each of the Company’s executive officers and directors is 1921 E. Alton Avenue, Santa Ana, California 92705 and the Company’s telephone number is (949) 567-1234.

Item 4.	TERMS OF THE TRANSACTION

(a)
Information about the terms of the transaction under “Summary Term Sheet” and “The Offer, Sections 1 through 14” of the Offer to Purchase are incorporated herein by reference.  There will be no material differences in the rights of security holders as a result of this transaction.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Stock by Directors and Executive Officers”, is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	The information under “The Offer, Section 11, Transactions and Agreements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)
The information about the purpose of the transaction under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b)	Not applicable.
(c)
The information about the purpose of the transaction under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	The information set forth in the Offer to Purchase under “The Offer, Section 10, Source and Amount of Funds”, is incorporated herein by reference.
(b)	Not applicable.
(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
The information set forth in the Offer to Purchase under Section 8 “Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Stock by Directors and Executive Officers” is incorporated herein by reference.

(b)	There were no transactions in the shares required to be disclosed pursuant to this Item 8(b).

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
The Company has retained B. Riley & Co., LLC (“B. Riley”) as its financial advisor and the Information Agent in connection with the Offer and will pay B. Riley a fee of $100,000 for its services.  In addition, B. Riley is entitled to reimbursement of its reasonable out-of-pocket expenses.  B. Riley may contact stockholders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners.

The Company has retained StockTrans, Inc. (“StockTrans”) to act as the Depositary in connection with the Offer and will pay StockTrans a fee of $4,000 for its services, plus reimbursement for out-of-pocket expenses.

Each of StockTrans and B. Riley will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.	FINANCIAL STATEMENTS

Not applicable.

Item 11.	ADDITIONAL INFORMATION

(a)	(1)
There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer, other than the information under “The Offer, Section 11, Transactions and Agreements Concerning Shares” of the Offer to Purchase, which is incorporated herein by reference.

	(2)	There are no applicable regulatory requirements or approvals needed for the Offer.
	(3)	Not applicable.
	(4)	Not applicable.
	(5)	None.
(b)	None.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)(1)	(A)	Offer to Purchase for Cash, dated June 2, 2009.
	(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
	(C)	Notice of Guaranteed Delivery.
	(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
	(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
	(F)	Form of letter to stockholders.
(5)		Press Release dated June 2, 2009.

(b)	Not applicable.
(d)(1)
Rights Agreement dated as of January 9, 2009 between the Company and StockTrans, as the Rights Agent.  Incorporated by reference to Exhibit 4.3 to the Company’s Form 8-A (File No. 001-34240), filed on January 14, 2009.

(2)	Collectors Universe 1999 Stock Incentive Plan.*
(3)	Form of Stock Option Agreement for the Collectors Universe 1999 Plan.*
(4)	PCGS 1999 Stock Incentive Plan.*
(5)	Form of Stock Option Agreement for the PCGS 1999 Plan.*

(6)	Collectors Universe 2003 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-121035), filed on December 6, 2004.
(7)
Form of Stock Option Agreement for 2003 Stock Incentive Plan.  Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (File No. 333-121035), filed on December 6, 2004.

(8)
Form of Restricted Stock Purchase Agreement for 2003 Stock Incentive Plan.  Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-8 (File No. 333-121035), filed on December 6, 2004.

(9)
Collectors Universe 2006 Equity Incentive Plan.  Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement, on Schedule 14A, for its 2006 Annual Meeting of Stockholders filed on October 27, 2006.

(g)	None.
(h)	Not applicable.

* Incorporated by reference to the Company’s Registration Statement (File No. 333-86449) on Form S-1 filed with the Commission on September 2, 1999.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLECTORS UNIVERSE, INC.

By:	/s/ Joseph J. Wallace
Name:	Joseph J. Wallace
Title:	Chief Financial Officer

Date: June 2, 2009

Exhibit Index

(a)(1)	(A)	Offer to Purchase for Cash, dated June 2, 2009.
	(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
	(C)	Notice of Guaranteed Delivery.
	(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
	(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
	(F)	Form of letter to stockholders.
(5)		Press Release dated June 2, 2009.

(b)	Not applicable.
(d)(1)
Rights Agreement dated as of January 9, 2009 between the Company and StockTrans, as the Rights Agent.  Incorporated by reference to Exhibit 4.3 to the Company’s Form 8-A (File No. 001-34240), filed on January 14, 2009.

(2)	Collectors Universe 1999 Stock Incentive Plan.*
(3)	Form of Stock Option Agreement for the Collectors Universe 1999 Plan.*
(4)	PCGS 1999 Stock Incentive Plan.*
(5)	Form of Stock Option Agreement for the PCGS 1999 Plan.*
(6)	Collectors Universe 2003 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-121035), filed on December 6, 2004.
(7)
Form of Stock Option Agreement for 2003 Stock Incentive Plan.  Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (File No. 333-121035), filed on December 6, 2004.

(8)
Form of Restricted Stock Purchase Agreement for 2003 Stock Incentive Plan.  Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-8 (File No. 333-121035), filed on December 6, 2004.

(9)
Collectors Universe 2006 Equity Incentive Plan.  Incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement, on Schedule 14A, for its 2006 Annual Meeting of Stockholders filed on October 27, 2006.

(g)	None.
(h)	Not applicable.

* Incorporated by reference to the Company’s Registration Statement (File No. 333-86449) on Form S-1 filed with the Commission on September 2, 1999.